Allwyn Entertainment AG

Weinmarkt 9 6004

Lucerne, Switzerland

May 20, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Scott Anderegg and Mara Ranson

Re:	Allwyn Entertainment AG

Amendment No. 1 to the Draft Registration Statement on Form F-4

Submitted March 31, 2022

CIK No. 0001908211

Ladies and Gentlemen:

This letter sets forth responses of Allwyn Entertainment AG (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 5, 2022, with respect to the above referenced Amendment No. 1 to the Draft Registration Statement on Form F-4 filed on March 31, 2022 (as amended, the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Company’s responses immediately below the Staff’s comments.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is publicly filing an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Company’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment No. 1 to the Draft Registration Statement on Form F-4 filed March 31, 2022

Summary Key Segmental Metrics and Pro Rata Financial Information, page 71

1.	Staff’s comment: We have read your response to comment 9. Please provide us with the following additional information:

•

We note from the disclosure on page 71 that you are presenting your segments on a 100% basis, but per the disclosure on page 73 the only segment you own 100% of is the Czech Republic. Please tell us and provide us with calculations as to how the “pro rata” non-IFRS measures and other metrics are prepared. Please clarify whether individual financial statement line items are adjusted to represent it as though it was a 100% owned consolidated subsidiary.

•

You state a reason for the presentation of “pro-rata metrics” is based on a requirement under certain of the company’s financing covenants. Please provide an analysis of which pro-rata metrics are required by this financing agreement. Discuss whether this finance agreement is material and if these covenants are material to an investor’s understanding of the company’s financial condition and/or liquidity.

Response: Please refer to Appendix 1 provided on a confidential and supplemental basis under separate cover, showing, in excel format and formulas, reconciliations between the 100% basis metrics (extracted directly and without adjustment from the operating segments note to the financial statements) and the pro rata metrics.

The Company confirms that, in addition to IFRS measures, the Company is presenting results for all four of our segments individually on what we refer to as a “100% basis”, meaning as if the Company had fully consolidated those businesses for all periods presented. Individual financial statement lines in the operating segments disclosure are presented on this basis.

In the operating segments note to the financial statements, the 100% basis numbers are reconciled to IFRS measures in the column “Elimination”.

The pro-rata calculation is described in detail in “Important Information about IFRS and Non-IFRS Financial Measures” section of the Amendment and at the beginning of “Summary Key Segmental Metrics and Pro Rata Financial Information” section of the Amendment where the actual pro-rata metrics are presented.

The Company can confirm to the Staff that covenants in all our Group-level financings are defined with reference to EBITDA on a pro rata basis., specifically:

•	EUR 300 million international bonds maturing 2024;

•	EUR 500 million international bonds maturing 2027;

•	EUR 400 million international bonds maturing 2028;

•	EUR 200 million local bonds maturing 2024;

•	EUR 640 million syndicated loan facility (as well as previous bank financings); and

•	EUR 500 million preferred equity investment by funds advised by Apollo Global Management;

“Pro rata basis” in the financing covenants is defined based on the same calculation as the definition used in this Amendment (i.e. the sum of metrics by segments, multiplied by the economic interest in the segment at the end of a given period). While the metrics themselves vary slightly between the individual financing arrangements (reflecting various adjustments customary for such financings), they all share the same pro rata calculation logic.

For clarity, the reference to the use of pro-rata metrics in the covenants of our financings was intended to demonstrate that financial stakeholders (including public bondholders and banks) find the pro-rata presentation useful. The Company does not believe that the covenants themselves are material to an investor’s understanding of the Company’s financial condition and/or liquidity, which is addressed inter alia in “SAZKA Entertainment’s Management Discussion and Analysis of Financial Conditions and Results of Operations” section of the Amendment, including under subheadings “Indebtedness” and “Capital Resources”.

2.

Staff’s comment: We note your response to comment 11 and your response to comment 44 noting “net gaming revenue” is more akin to gross profit. Please tell us how you determined that net gaming revenue should only be adjusted for lottery taxes and not all operating costs.

Response: “Net gaming revenue” (or “NGR”) is regularly used by investors and management teams (including the Chief Operating Decision Maker (“CODM”)) in the gaming industry to compare performance of peer companies in the gaming industry, especially when they operate in different jurisdictions, including by investors and management teams (including our CODM).

The reason lies in the regulated nature of the gaming industry. Unlike all other operating costs, which are under the control of Company’s management and can be influenced, gaming taxes are independent from management’s operating decisions and are established by each jurisdiction. Using NGR, as opposed to gross revenue, in our non-IFRS measures allows for better peer comparison of business’ operating efficiency and profitability across jurisdictions with different gaming tax rates.

A better analogy than gross profit is the use of “netback” pricing and revenue metrics by oil and gas companies, in which revenues are adjusted for royalties, transportation costs and certain taxes. Similarly, these costs have a significant impact on financial performance but are outside the operator’s control and the netback presentation is widely used by management teams and investors for similar reasons.

3.

Staff’s comment: We have read your response to comment 12 and reviewed your revised disclosure. We note you have reconciled Adjusted Free Cash Flow to the non-IFRS measure, Adjusted EBITDA. Please revise you disclosure to reconcile Adjusted Free Cash Flow to the most directly comparable IFRS measure, which is typically cash flows from operating activities. Please refer to the guidance in Item 10(e) of Regulation S-K and Question 102.07 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: The Company respectfully advises the Staff that Adjusted Free Cash Flow, which is defined as Adjusted EBITDA less CAPEX, is not a cash flow metric used by our management, but rather a profitability metric which takes into account re-investment requirements to sustain our business operations (maintenance CAPEX). The reconciliation is therefore performed from Adjusted EBITDA, which in turn is reconciled to Operating EBITDA, which is reconciled to Operating profit.

The Company acknowledges that the name and description of the metric might suggest that it represents a non-IFRS cash-flow metric, although this is not the case. The Company has amended the description of Adjusted Free Cash Flow on page 72 of the Amendment to clarify that metric is used to evaluate the Company’s performance.

Background of the Business Combination, page 377

4.

Staff’s comment: We note your response to comment 28 and we reissue our comment. Clarify how the number of newly issued common shares would be determined, pursuant to the Term Sheet terms discussed on page 382.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 388 of the Amendment.

5.	Staff’s comment: We note your response to comment 29. Revise to elaborate upon what you mean when you refer to “typical and customary financial advisory services.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 386 of the Amendment.

6.

Staff’s comment: We note your response to comment 31 and we reissue our comment in part. Please elaborate upon your discussion of “Attractive Entry Valuation” to explain how the $9.3 enterprise value was calculated and specify the comparable metrics for SAZKA Entertainment’s peer group to which you make reference.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 396 of the Amendment.

7.

Staff’s comment: We note your response to comment 32. Elaborate upon your disclosure to identify the similarly structured business combinations with comparable companies and the peer group of public companies, to which you make reference.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 396 and 403 through 406 of the Amendment.

Projected Financial Information, page 394

8.

Staff’s comment: We note your response to comment 34. We reissue our comment. Explain why the projected information here differs from the investor presentation dated January 21, 2022 or revise to add the additional data included in the Investor Presentation, if considered by the Board. Ensure the presentation is complete, including footnotes.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 401 through 403 of the Amendment to reflect the information considered by the Cohn Robbins Board, which is the same information reflected in the investor presentation, dated January 21, 2022. Slides from an investor presentation after January 21, 2022, were inadvertently included in the previous draft Registration Statement.

9.	Staff’s comment: Clarify who prepared the comparable company information you present here.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 404 through 406 of the Amendment.

SAZKA Group Consolidated financial statements for the year ended 31 December 2020 and 2019

Notes to the consolidated financial statements

2.3 Composition of the Group, page F-54

10.

Staff’s comment: We note your response to comment 35. Please explain more specifically how you direct the relevant activities of OPAP S.A. (OPAP). Describe the size and composition of the board of directors of OPAP, when the Group appointed individuals obtained control, and the respective voting rights of these appointees. Disclose any contractual arrangement that gives you the right to direct the relevant activities of OPAP. Also, discuss whether there are any legal or regulatory barriers in Greece that preclude you from owning the majority interest in OPAP.

Response: The Group invested in OPAP in 2013 and holds part of its interest directly and part indirectly through SAZKA Delta AIF Variable Capital Investment Company Ltd (the Fund). The Group is by far the largest shareholder and all other shareholders of OPAP are widely dispersed among numerous public market investors.

In 2013, the Fund called for an election of new Board members of OPAP. In total, the Fund nominated 9 Board members out of 12 (the other three members are independent Board members). At the meeting, all the Fund’s 9 nominated Board members were confirmed/elected and all ran unopposed.

All shareholders’ resolutions proposed at General Meetings that the Group has voted in favor of have been approved. In addition to electing the members of the Board of Directors (as further described below), the competencies of the General Meeting also include approval of dividends. Shareholder attendance at OPAP General Meetings has never been over 80%, therefore, the Group controls the majority of votes present at such meetings.

The Group’s nominees make up the majority of the Board of Directors (including the Executive Chairman, the CEO and the CFO), who have the authority to direct the relevant activities, as further described below. As a result, the Group has been able to exercise control over OPAP.

The Fund (and subsequently the Group) has been able to exercise control on the basis described in our response to the Staff’s previous question 35 and further described in this response since the initial acquisition in 2013.

A summary of these arrangements is presented in note 2.3 to our Historical Financial Information. The competencies of the relevant bodies and individuals that direct the relevant activities of OPAP are as follows:

(1)	Size and compositions of the Board of Directors

The Board of Directors is comprised of no more than fifteen and no less than seven members. The General Meeting of shareholders determines the number of members of the Board of Directors as well as electing all the members of the Board of Directors.

The Board of Directors presently comprises ten Non-Executive Directors and three Executive Directors (the Executive Chairman, the CEO and the CFO). Four of the Non-Executive Directors are independent directors. The independent directors must comply with specific conditions in order qualify as independent, although they may also be nominated by the shareholders and are elected by the general meeting.

All three Executive Directors and five of the ten Non-Executive Directors were nominated by the Group. Thus, in total eight of the thirteen (i.e. a majority) of Directors were nominated by the Group.

The Board of Directors is in quorum and meet in session legally when half of its members plus one is present or represented. Decisions by the Board of Directors are made by an absolute majority of members present and represented. In case of a tie, the Executive Chairman has the casting vote.

(2)	The Role of the Board of Directors

The Board of Directors is the supreme administrative body of OPAP and formulates OPAP’s strategy and growth policy, while supervising and controlling its management and administration of corporate affairs and the pursuit of its corporate purpose.

The matters for the Board of Director’s decision include the following:

•	Significant business projects;

•	Participations and capital expenditure projects, issuance of money market securities, etc.;

•	Approval, as appropriate of annual budgets, business plans, organizational structure advertising and sponsorships program;

•	Approval of Financial Statements and shareholder communication;

•	Resolutions regarding the financial position, bank lending, etc.;

•	Regulatory compliance issues and related policies;

•	Significant transactions with related parties; and

•	Review and approval, as appropriate, of recommendations from the Committees of the Board.

The Board supervises a team of key management responsible for products, regulation, technology, legal affairs, etc. The Board of Directors is responsible for hiring, evaluation and remuneration of the key management.

Most of the key management team was hired by the previous CEO (current Chairman). Direct leadership of the key management team is in hands of the CEO.

(3)	The Role of the Executive Directors

The Executive Directors are responsible for the implementation and execution of the strategy determined by the Board of Directors.

(4)	The role of the Chairman of the Board

The Chairman of the Board presides over meetings of the Board of Directors, organizes and directs its work, and reports on it to the General Meeting.

The Chairman of the Board’s roles and responsibilities are indicatively outlined below:

•	Chairing and ensuring that Board meetings constitute a forum where open debate and effective contribution from individual Directors are encouraged, with sufficient time allocated to key issues;

•	Encouraging dialogue between OPAP and its Shareholders and other stakeholders, and facilitating the Board’s understanding of Shareholders’ and other stakeholders’ concerns;

•	Overseeing the induction, information and support provided to the Board of Directors;

•	Leading the annual performance evaluation of the Board of Directors;

•

Determining the items of and structure of the agenda, scheduling meetings in a way that ensures that the majority of Board of Directors members are present, and sending members the necessary material to assist debate and decision-making in due time;

•	Ensuring that the Board of Directors complies with its obligations towards Shareholders, OPAP, the supervisory authorities, the law and the Articles of Association of OPAP; and

•	Where a pertinent resolution of the Board of Directors is issued, he may also represent and bind OPAP.

(5)	The role of the CEO

The CEO has the full decision-making ability and powers necessary to act in all circumstances on behalf of OPAP. He exercises these powers within the limits of the corporate purpose, in accordance with the rules set forth by the law and the Articles of Association of OPAP, and subject to the relevant resolutions of the Shareholder Assembly and the Board of Directors.

The CEO is responsible for all of the operations and administration of OPAP departments (with the exception of the Internal Audit Team which is supervised only administratively by the CEO, and the Corporate Secretariat Team which is administratively and operationally supervised by the Chairman of the Board). The CEO directs their operations, makes the necessary decisions within the context of the current legal and regulatory framework governing OPAP’s operations, the Articles of Association, the Internal Rule and Regulation, the approved projects and budgets, Board decisions as well as the Business and Strategic Plan.

The CEO’s roles and responsibilities include:

•	Supervising OPAP’s business and financial policies;

•	Monitoring and assuming responsibility for OPAP’s financial results and profitability;

•

Monitoring internal organization and taking appropriate measures to promote and make good use of the staff; proposing that the Board of Director approves the drafting of new regulations, organizational charts;

•	Approving staff recruitment, as appropriate;

•	Defining, in cooperation with the Board of Directors and the Senior Management, the strategic targets of OPAP;

•	Setting the targets and the Key Performance Indicators, and monitoring the performance of OPAP’s Management;

•

Having the power to delegate the day-to-day management of the business of OPAP, either to Deputy Chief Executive Officer or to each of the Officers of the Senior Management, acting individually, jointly or as sub-committee;

•	Having the power to acquire and dispose of businesses and to approve unbudgeted capital expenditure projects, subject, in each case, to a limit per transaction defined by the Board of Directors;

•

Having the power to represent and bind OPAP against third parties for the signing of payment orders, bank checks, payment of salaries, insurance contributions, payment of taxes and fees of any nature to the State;

•

Having the power to represent OPAP judicially and extrajudicially, and to sign every document from or addressed to OPAP, to instruct advisers and to instigate legal proceedings on behalf of OPAP in respect of matters for which no further collective Board authority is required by the law or the Articles of Association; and

•	In general, the CEO checks the day-to-day operations of OPAP and supervises how each Team performs its tasks.

There are no contractual agreements between the Group and other shareholders of OPAP, as well as there are no special rights or restrictions in OPAP’s articles of association affecting the voting rights, distribution of profits or the ability to nominate OPAP’s directors or other relevant activities in relation to OPAP. Given the circumstances described above, this does not bear on the Group’s control of OPAP.

Further, subject to the 3% Rule (as defined below), there are no legal or regulatory barriers that preclude the Group from owning the majority interest in OPAP.

Under applicable laws, the Group has the obligation to notify the Hellenic Capital Markets Commission when its ownership interest exceeds 50%, however, this does not preclude the Group from owning such majority interest.

The Group has in recent years increased its interest in OPAP through participation in OPAP’s scrip dividend program, under which the Group can decide whether a dividend from OPAP is received in cash or reinvested in the form of newly issued OPAP shares. Additionally, the Group has in place a share trading program under which an appointed broker is issued instructions to buy OPAP shares in the open market on a continuous basis, provided that under Greek takeover legislation the Group is not allowed to purchase more than 3% of shares every six months without making a mandatory tender offer to all other shareholders (the “3% Rule”). Through these mechanisms, the Group’s interest has increased from 40.0% at December 31, 2019 to 48.25% currently.

Note 7. Operating segments and alternative performance measures, page F-95

11.

Staff’s comment: It appears from disclosure in the document that you are presenting 100% basis financial information for each of your operating segments even though certain entities are not consolidated but accounted for under the equity method. Please provide us with a detailed discussion and site the specific authoritative literature you utilized to support the presentation of equity method investees on 100% basis here and throughout your document.

Response: In accordance with IFRS 8, paragraph 5, “operating segment” is defined as an element of the entity that:

•	engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

•	whose operating results are reviewed regularly by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

•	for which discrete financial information is available.

The Company considers its investments in LottoItalia and Casinos Austria AG as integral parts of the Group. Although LottoItalia is an equity method investee for all years presented and Casinos Austria AG was an equity method investee until June 26, 2020, the Company believes that they should not be omitted from consideration of whether they represent operating and reportable segments. In our view, all elements in the definition above are equally valid for equity method investees as well as for fully consolidated subsidiaries.

The Company believes that the disclosure requirements for operating segments are equally valid for equity method investees. The Company acknowledges that we do not have control over the equity method investees, but given our ability to significantly influence our equity method investees and to take strategic decisions about the investment itself, the CODM regularly reviews operating results and assesses the performance of the equity method investees. More specifically, for LottoItalia, our shareholders agreement with the majority shareholders, gives us significant rights with respect to profit distributions, and also allows us to participate in the budgeting process. Moreover, strategic decisions about the financial investment itself, such as the budgeting process, can be considered decisions about resource allocation.

The Company presents financial information for operating segments in a manner consistent with how the CODM monitors and evaluates the business, which is on 100% basis (there is no scenario in which the CODM would monitor and evaluate the “share of profit of equity method investee” as such information has very limited analytical value compared to the 100% basis information). Through the “Elimination” column the Company fulfills the requirement to reconcile the totals of segment revenues, reported segment profit or loss, segment and other material items to the corresponding items in our financial statements.

12.

Staff’s comment: We note the “elimination” column in your disclosure represents adjustments in relation to segments accounted for as equity method investees. Please tell us and provide us with calculations as to how the “eliminations” are prepared and site the specific authoritative literature you utilized to support your presentation.

Response: The Company confirms that the elimination column “eliminates” line items for equity method investees and replaces them with the share of profit of the equity method investees. IFRS 8, paragraph 25 requires the amount of each segment item to be the measure reported to CODM and the elimination adjustment reconciles the total of such amounts to the primary statements prepared under IFRS. Please refer to Appendix 2 provided on a confidential and supplemental basis under separate cover, which provides an excel-based reconciliation.

13.	Staff’s comment: It appears that you have presented a full income statement for each of your operating segments. Please tell us how the disclosure is in accordance with paragraph 23 of IFRS 8.

Response: The Company presents a full income statement, with two additional metrics: Net gaming revenue (“NGR”) as a margin-like metric, and Operating EBITDA, as a profitability metric. In our view, the requirements of IFRS 8 require at a minimum, the disclosure of certain income statement metrics, such as revenue from external customers, interest revenue and expense, depreciation and amortization, income tax expense or income and material non-cash items, as well as certain balance sheet metrics, a measure of total assets and total liabilities for each reportable segment, and the amount of investments in associates and joint ventures and the amounts of additions to certain non-current assets (e.g., ‘capital expenditures’), provided that this financial information is monitored by CODM or, for income statement items, the items are included in a measure of segment profit or loss reviewed by CODM.

The Company provides information that allows for reconciliation of NGR as a margin-like metric, and Operating EBITDA, as a profitability metric, which are being monitored by CODM, to the income statement individual line items, as we understand such reconciliation is a requirement. However, in our view, IFRS 8 does not limit disclosure requirements just to items explicitly listed in paragraph 23. Considering the requirement in IFRS 8 paragraph 23(f) to provide material items of income and expense in the segment information, we consider it useful and relevant to provide full income statement detail for each operating segment and consequently provide reconciliation per line item to the consolidated income statement. We believe that this presentation increases relevance and transparency of our segment disclosure to users of financial statements.

The Company notes that the metrics such as total assets, total liabilities, and amount of equity method investments in associates and joint ventures are not monitored by CODM and therefore, the information is not provided.

14.

Staff’s comment: We have reviewed your response to comment 44 noting the CODM uses more than one measure of profit for the purpose of assessing performance and allocating resources: Net gaming revenue (“NGR”) and Operating EBITDA. In addition, based on the disclosure on F-95 and F-97, it appears that you are presenting several other profitability measures, such as Profit/loss from operating activities, Profit before tax, Profit after tax. Please tell us your basis for presenting more than one measure of profit and how this disclosure is in accordance with IFRS 8, particularly paragraph 26.

Response: The Company respectfully advises the Staff that we present Operating EBITDA as the main profitability metric. As discussed in our answer to the Staff’s comment 2, NGR is presented as this is a metric that is regularly used in the gaming industry to compare performance of peer companies in the gaming industry. In our response to the Staff’s comment 13, we provide the rationale for presenting the full income statement for all operating segments, which include measures such as Profit/loss from operating activities, Profit before tax and Profit after tax, as IFRS subtotals presented in our consolidated income statement. In our view, IFRS 8.26 does not prohibit reporting subtotals that the CODM reviews.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Peter Seligson at (212) 446 4756 and Alla Digilova at (212) 390-4023 of Kirkland & Ellis LLP.

Sincerely,

/s/ Robert Chvátal
Robert Chvátal President and Chief Executive Officer

Via E-mail:

cc:	Peter Seligson

Kirkland & Ellis LLP